Excellerant, Inc.

302Yayun Ave, Panyu,

Guangzhou, Guangdong 510000, China.

+17027769823

January 27, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention:	Tracie Mariner, Kevin Kuhar,
Jeffrey Gabor and Irene Paik
Division of Corporation Finance
Office of Life Sciences

Re:	Excellerant, Inc.
Registration Statement on Form S-1
File No. 333-234796
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Excellerant, Inc. (the " Registrant ") hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-234796), as amended (the “Registration Statement”), so that it may become effective at 12:00 p.m. Eastern Daylight Time on January 31, 2020, or as soon as practicable thereafter.

•Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Excellerant, Inc.

Per: /s/ Lasha Morbedadze

Lasha Morbedadze

President & C.E.O.

cc:  Robert Zepfel, Attorney at Law